Contact

www.linkedin.com/in/divia-singh
(LinkedIn)

Divia Singh

Co-Founder + COO at Diem | Techstars NYC '20
New York, New York, United States

Experience

Diem
Co-Founder + COO
January 2020 - Present (5 years 1 month)

We're building a community-curated search engine for women, powered by an incentivized community of knowledge-sharers.

Now in public beta in the App Store & Google Play.
www.askdiem.com

Away
2 years 2 months

Product Manager
November 2019 - June 2020 (8 months)
New York, New York

Associate Product Manager
April 2019 - November 2019 (8 months)
Greater New York City Area

Senior Associate, Digital Product
May 2018 - April 2019 (1 year)
Greater New York City Area

Zocdoc
5 years 6 months

Product Specialist
December 2016 - April 2018 (1 year 5 months)
New York, NY

Operations Specialist, Technical Programs
September 2016 - December 2016 (4 months)
New York, NY

- Specialist in charge of all provider and patient facing products across the company – working in close coordination with product, development, and operations teams

- Roadmap stakeholder on new product rollouts
- Help surface and prioritize bugs and feature requests, own customer impacting metrics, handle high impact escalated product issues
- Work closely with members of senior management team

Provider Operations Specialist
May 2015 - December 2016 (1 year 8 months)
New York, New York

Senior Operations Associate
September 2013 - May 2015 (1 year 9 months)
New York, NY

- Helped develop an outbound optimization team in our New York office and created an ongoing outreach effort for providers with high cancel/reschedule rates

Operations Associate
November 2012 - September 2013 (11 months)
New York, NY

- Assisted doctors with their customer service needs including account optimization and account concern
- Worked with the product and development teams to develop and rollout the Check-In product

Miller Canfield
India Business Coordinator
May 2011 - November 2012 (1 year 7 months)

- Drafted articles and press releases for the India Team, as well as coordinating the India Team newsletter
- Conducted research on potential clients and practice development projects for the India Team including tracking events, contacts and India related news

Warner Music Group
Consumer Products and Brand Licensing Intern
June 2010 - August 2010 (3 months)

- Conducted general and brand research on Frank Sinatra, the Rat Pack, and the Grateful Dead
- Created spread sheets organizing all contracts Frank Sinatra Enterprises has brought in since being a part of WMG

UNITED SIKHS

Legal Intern
May 2009 - August 2009 (4 months)

- Created promotional materials for various programs run by the organization, drafted letters pertaining to various legal issues
- Drafted multiple press releases and provided research for different legal cases and projects

American Red Cross of Northeastern New York
Development and Communications Intern
May 2008 - August 2008 (4 months)

- Maintained the chapter's website weekly, coordinated chapter events, and worked daily with Razors Edge
- Wrote Grant proposals as well as press releases for the area office

———

Education

Syracuse University
· (2007 - 2011)